Exhibit 99.1

February 24, 2015

Press release

Turquoise Hill announces sale of remaining stake in SouthGobi Resources

VANCOUVER, CANADA – Turquoise Hill Resources (Turquoise Hill or the Company) today announced that it has entered into a share purchase agreement with Novel Sunrise Investments Limited (the Purchaser), a private investment holding company with affiliated Chinese-based enterprises in real estate, logistics and supply-chain management, providing for the sale to the Purchaser of its remaining stake in SouthGobi Resources Ltd. (SouthGobi), an integrated coal mining, development and exploration company operating in Mongolia.

Under the terms of the agreement, which was effected in accordance with and in reliance upon the “private agreement” exemption under the Canadian takeover bid regime, Turquoise Hill has agreed to sell 48,705,155 common shares that it owns in the capital of SouthGobi to the Purchaser at a price of CDN$0.35 per common share payable in cash. Half of the aggregate purchase price, representing approximately CDN$8.5 million, will be received by the Company at closing and the balance of approximately CDN$8.5 million will be payable on the first anniversary of the closing of the transaction.

In addition, Turquoise Hill has the option (the Put Option) to require the Purchaser to acquire an additional number of SouthGobi common shares, up to a pre-agreed maximum number of additional shares and in any event provided the Purchaser will not be required to own more than 29.99% of the outstanding SouthGobi shares following exercise of the Put Option, also at a price of CDN$0.35 per share, in the event the transaction contemplated by the share purchase agreement entered into by Turquoise Hill with National United Resources Holdings Limited (NUR) announced and entered into in July 2014 is not completed by April 30, 2015 (or such later outside date as may be extended by Turquoise Hill and NUR but no later than September 30, 2015 for the purposes of Turquoise Hill’s purchase agreement with the Purchaser) (the TRQ-NUR Long Stop Date).

Closing is subject to certain closing conditions, including certain Canadian and Hong Kong stock exchange and securities regulatory matters. Closing is expected to occur no later than March 31, 2015.

Turquoise Hill has also been informed that, concurrently with the entering into of its share purchase agreement with the Purchaser, SouthGobi has entered into a subscription agreement with the Purchaser in respect of a private placement of 21,750,000 mandatory convertible units convertible on a one-for-one basis into new common shares to be issued by SouthGobi, of which 10,131,113 are expected to be issued upon closing of a first tranche of the private placement on or about March 3, 2015 and of which the remainder of the private placement, representing up to an additional 11,618,887 common shares, is expected to close concurrently with the transaction under the share purchase agreement with the Purchaser. Turquoise Hill understands that, assuming and giving effect to the entirety of the private placement and the conversion of all mandatory convertible units into common shares, SouthGobi would have 240,503,970 issued and outstanding common shares.

Turquoise Hill Resources Ltd. Suite 354 – 200 Granville Street Vancouver, British Columbia Canada V6C 1S4 T 604 688 5755 www.turquoisehill.com

Following closing of the sale transaction with the Purchaser and assuming and giving effect to the issuance of 10,131,113 common shares (following conversion of the mandatory convertible units) by SouthGobi to the Purchaser upon closing of the first tranche of the private placement, Turquoise Hill would continue to own 56,102,000 SouthGobi common shares that are subject to the share purchase agreement with NUR, representing approximately 24.51% of the then issued and outstanding SouthGobi shares.

Following the closing of this transaction and the previously announced transaction with NUR, Turquoise Hill will no longer own or control any common shares of SouthGobi.

In the event the previously announced transaction with NUR is not completed by the agreed upon TRQ-NUR Long Stop Date and Turquoise Hill exercises its Put Option, and assuming and giving effect to the entirety of the SouthGobi private placement, Turquoise Hill would continue to own 54,430,015 common shares of SouthGobi, representing approximately 22.63% of the then issued and outstanding SouthGobi common shares.

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company focused on copper-gold and coal mines in Mongolia. The Company’s primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia. Turquoise Hill also holds a 47.9% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878). Rio Tinto plc indirectly owns approximately a 50.8% interest in Turquoise Hill.

About Novel Sunrise

Novel Sunrise is an investment holding company registered in the British Virgin Islands. Novel Sunrise, together with its affiliated companies in China (collectively, the “Novel Group”), is a leading private enterprise in the real estate, logistics and supply chain management industries. The Novel Group began its real estate business in the 1990s through an entity named Beijing Wanhai Real Estate Development Co. Ltd., which developed several high quality residential and commercial properties in gateway cities of China. With the growth of its real estate business, the Novel Group significantly increased its involvement in the procurement of construction materials and established strong relationships, as a customer, with a number of the leading steel and cement manufacturers in China. In the 2000s, the Novel Group further expanded its business into the logistics and trading of construction materials including iron ore, coking coal, steel and cement products. The Novel Group has since grown these relationships and developed further relationships with well-established state owned trading corporations. As it has expanded its business, the Novel Group has also established strong relationships with key commercial banks in China and Hong Kong.

Contacts

Investors	Media
Jessica Largent Office: +1 604 648 3957 Email: jessica.largent@turquoisehill.com	Tony Shaffer Office: +1 604 648 3934 Email: tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

2

Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities; planned expenditures; corporate strategies; and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, the ability to complete the disposition of certain of its non-core assets, the ability and timing to complete project financing and/or secure other financing on acceptable terms, and the evolution of discussions with the Government of Mongolia on a range of matters including the implementation of the Investment Agreement, project development costs, operating budgets, the payment of taxes and taxation matters, management fees and governance and the existence or filing of legal proceedings against the Company and its officers and directors. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper, gold and silver price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities or assessments by governmental authorities, currency fluctuations, the speculative nature of mineral exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements, capital and operating costs for the construction and operation of the Oyu Tolgoi mine and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking information and statements are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements.

With respect to specific forward-looking information concerning the construction and development of the Oyu Tolgoi mine, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the impact of the decision announced by the Company to delay the funding and development of the Oyu Tolgoi underground mine pending resolution of outstanding matters with the Government of Mongolia associated with the development and operation of the Oyu Tolgoi mine and to satisfy all conditions precedent to the availability of Oyu Tolgoi Project Financing; the approval of the underground feasibility study for the Oyu Tolgoi Project by Oyu Tolgoi’s shareholders; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the availability and cost of appropriate smelting and refining arrangements; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; the availability of funding on reasonable terms; the timing and availability of a long-term power source for the Oyu Tolgoi mine; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in the Feasibility Study and in the updated technical report); projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi mine.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as the Oyu Tolgoi mine. It is common in new mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although the Oyu Tolgoi mine has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations. In addition, funding and development of the underground component of the Oyu Tolgoi mine have been delayed until matters with the Government of Mongolian can be resolved and a new timetable agreed. These delays can impact project economics.

3

This press release contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained therein are inclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from the Oyu Tolgoi mine, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. See the discussion under the headings “Language Regarding Reserves and Resources” and “Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources” in the Company’s MD&A filed on SEDAR and EDGAR.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s Annual Information Form dated as of March 26, 2014 in respect of the year ended December 31, 2013 (the “AIF”).

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF that may affect future results is not exhaustive. When relying on the Company’s forward-looking information and statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking information and statements herein are made as of the date hereof and Turquoise Hill does not undertake any obligation to update or to revise any of the included forward-looking information or statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking information and statements contained herein are expressly qualified by the cautionary statement.

4